

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Paul A. Rode
Chief Financial Officer and Treasurer
BellRing Brands, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144

      Re: BellRing Brands, Inc.
          Form 10-K for the Fiscal Year Ended September 30, 2020
          Filed November 20, 2020
          File No. 001-39093

Dear Mr. Rode:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Manufacturing